China Mobile Games and Entertainment Group Limited

September 20, 2012

VIA EDGAR & BY FAX

Barbara C. Jacobs, Assistant Director

Mark P. Shuman, Branch Chief - Legal

Matthew Crispino, Staff Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          China Mobile Games and Entertainment Group Limited

Registration Statement on Form F-1 (Registration No.: 333-183423)

Dear Ms. Jacobs, Mr. Shuman, and Mr. Crispino:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, China Mobile Games and Entertainment Group Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to 5.00 p.m., New York City time, on September 20, 2012, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Kirkland & Ellis International LLP.

The Company hereby acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

China Mobile Games and Entertainment Group Limited

By:	/s/ Ken Jian Xiao
Name:	Ken Jian Xiao
Title:	Chief Executive Officer